UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

THE GABELLI DIVIDEND & INCOME TRUST

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

36242H104

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36242H104	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,474,107
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,474,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,474,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.09%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 89,842,584 shares of common stock outstanding as of 6/30/24, as disclosed in the company’s N-CSRS filed 9/6/24

CUSIP No. 36242H104	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,474,107
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,474,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,474,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.09%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 89,842,584 shares of common stock outstanding as of 6/30/24, as disclosed in the company’s N-CSRS filed 9/6/24

CUSIP No. 36242H104	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,474,107
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,474,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,474,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.09%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 89,842,584 shares of common stock outstanding as of 6/30/24, as disclosed in the company’s N-CSRS filed 9/6/24

CUSIP No. 36242H104	SCHEDULE 13D	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the SEC on 8/1/24 with respect to the common shares of THE GABELLI DIVIDEND & INCOME TRUST. This Amendment No. 1 amends Items 3 and 5, as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $123,684,370 was paid to acquire the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.  The percentages used herein are calculated based upon 89,842,584 shares of common stock outstanding as of 6/30/24, as disclosed in the company’s N-CSRS filed 9/6/24

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Common Shares effected within the past sixty days by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

CUSIP No. 36242H104	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 8, 2024

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 36242H104	SCHEDULE 13D	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital during the past sixty days.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
8/9/2024	Buy	1,813	22.76
8/14/2024	Buy	6,560	22.97
8/15/2024	Buy	16,465	23.27
8/19/2024	Buy	7,647	23.43
8/21/2024	Buy	6,070	23.50
8/22/2024	Buy	130,043	23.52
8/23/2024	Buy	21,795	23.68
8/26/2024	Buy	42,955	23.86
8/27/2024	Buy	4,297	23.81
8/28/2024	Buy	7,587	23.79
8/29/2024	Buy	1,172	23.84
8/30/2024	Buy	1,000	23.94
9/3/2024	Buy	50,913	23.87
9/10/2024	Buy	9,426	23.37
9/11/2024	Buy	25,337	23.19
9/13/2024	Buy	15,802	23.80
9/16/2024	Buy	24,102	23.91
9/17/2024	Buy	49,466	24.06
9/18/2024	Buy	4,900	24.19
9/19/2024	Buy	11,380	24.33
9/20/2024	Buy	35,199	24.34
9/23/2024	Buy	41,057	24.32
9/24/2024	Buy	16,441	24.39
9/25/2024	Buy	46,495	24.35
9/26/2024	Buy	54,523	24.40
9/27/2024	Buy	24,653	24.37
9/30/2024	Buy	28,627	24.38
10/1/2024	Buy	74,272	24.28
10/2/2024	Buy	34,083	24.30
10/3/2024	Buy	19,912	24.21
10/4/2024	Buy	1,200	24.29
10/7/2024	Buy	49,308	24.31